Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106
February 26, 2007
By Electronic Submission
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Analog Devices, Inc.
Form 10-K for the year ended October 28, 2006
Filed November 20, 2006
SEC File No. 001-07819
Dear Mr. Cascio:
Enclosed please find our responses to the comments regarding the above referenced filing provided by you in a letter to us dated February 13, 2007. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.
All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information are in regular type. Where appropriate, we have reflected our response to your comments in the disclosures contained in our Form 10-Q for the first quarter of fiscal 2007 filed on February 21, 2007, and in our Form 8-K filed on February 21, 2007.
Form 10-K for the fiscal year ended October 28, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23
Acquisitions, Page 31
1. We see your reference to independent third-party appraisers for the valuation of acquired in-process technology in MD&A as well as in footnote 6 to your consolidated financial statements. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include their consent. Otherwise, you may revise the filing, as appropriate.
Response
We are aware of the requirements of Rule 436 of the Securities Act of 1933 and we will comply with those requirements should we incorporate this disclosure by reference into a registration statement.

Mr. Brian Cascio
February 26, 2007

Consolidated Statements of Income, page 41
2. We note that you present stock-based compensation charges as a footnote on the face of your statement of income in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise the statement in future filings to present the related stock-based compensation in a parenthetical note to the appropriate income statement line items, or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.
Response
We note your comment and we have omitted the total stock compensation line from the footnote on the face of our statement of income included in our Form 10-Q for the quarter ended February 3, 2007 filed on February 21, 2007.
Note 4. Industry and Geographic Segment Information, page 64
3. Please revise future filings to disclose revenues from external customers for each product or group of similar products, as required by paragraph 37 of SFAS 131. Additionally, please tell us the accounting basis for presenting only one reportable operating segment as defined in SFAS 131.
Response
We have incorporated our response to the first portion of your comment by expanding our disclosure in our Form 10-Q for the quarter ended February 3, 2007 filed on February 21, 2007 at pages 13 through 15, to include (i) revenue by product category and (ii) revenue by end market. We believe that providing this analysis enhances investor understanding of the underlying trends of revenue at our company.
In response to the second part of your comment, we responded to a similar comment in April 2003. In that response, we attached an appendix which included a comprehensive discussion of why we believe that Analog Devices operates in one operating segment pursuant to paragraphs 10 through 15 of FAS 131. Our business structure and organizational structure have not changed since that time. We continue to operate in one reportable segment based on an evaluation of our operating structure relative to the provisions of SFAS 131. We have attached Appendix A which contains the March 13, 2003 comment as well as our response.

Mr. Brian Cascio
February 26, 2007

Form 8-K dated November 14, 2006
4. We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of income. These formats may be confusing to investors as they also reflect numerous non-GAAP measures, such as non-GAAP cost of sales and non-GAAP operating income, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response
We have modified our presentation to remove the non-GAAP statements of income and to include only the non-GAAP measures used by management that we highlight for investors, with required reconciliations to the directly comparable GAAP measures. We have incorporated our response to your comment in our Form 8-K dated February 21, 2007.
We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,
/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer

Mr. Brian Cascio
February 26, 2007

APPENDIX A — March 13, 2003 Comment
Note 4. Industry and Geographic Segment Information — pg. 48
4.	We see that you have defined your operations through one reporting segment. We also see that you have six business units organized around your products identified on your website: Amplifiers and Linear; Power/ Supervisory/ Hot-Swap; Digital Signal Processing; RF and Communications; MEMS Technology; and Data Converters. These business units apparently serve the following four markets: industrial; communications; personal computer; and high-performance consumer electronics. Additionally, the Company provides added clarity regarding your three principal product types: Analog products; DSP products; and Mixed-Signal products. Supplementally support your assertion that you operate in one business segment. Please tell us how you applied the guidance in paragraphs 10 through 24 of SFAS 131.

Response:

The Company has one operating segment, integrated circuits (i.e., semiconductors), pursuant to the provisions of FAS 131. The Company designs, manufactures and sells semiconductors used in signal processing applications to ever changing markets.

The categories listed on the Company’s website represent types of products and applications that are of interest to our customers. The primary purpose of this portion of the website is to allow engineers from current and prospective customers to easily identify the products offered by the Company that may solve their signal processing requirements.

You also requested added clarity about our analog, DSP and mixed-signal product types. These product types represent the underlying technologies that are used in the Company’s products and are presented to provide readers with an understanding of how our products are used to address functionality at various stages of the signal chain. Many of our products incorporate two or three of these technologies on a single chipset as we strive to provide a single solution to all stages of the signal processing chain.
In response to your request for supplemental information supporting our assertion that we operate in one segment, we have attached Appendix A as a comprehensive discussion of our organization.

Mr. Brian Cascio
February 26, 2007

APPENDIX A — SFAS 131 ANALYSIS
Overview
Analog Devices, Inc. (the Company) is a semiconductor company that operates in one operating segment pursuant to paragraphs 10 through 15 of FAS 131. The Company designs, manufactures and markets precision high-performance integrated circuits (i.e. semiconductors) used in signal processing. Virtually all of the Company’s products are components incorporated by original equipment manufacturers into a wide range of equipment and systems for use in communications, computer, industrial, instrumentation, military/aerospace, automotive and high-performance consumer electronics applications. The Company sells its products worldwide through a direct sales force, third-party industrial distributors and independent sales representatives. Most of the Company’s products are manufactured in the Company’s facilities using proprietary semiconductor processes.
Chief Operating Decision Maker
The Chief Operating Decision Maker (CODM), is defined as the Company’s CEO pursuant to paragraph 12 of FAS 131. The CODM evaluates the operating performance of the Company on a worldwide basis. The key elements monitored include: revenue growth, spending by all operating functions and overall profitability of the Company.
Company Organization
The Company has a functional organizational structure. The top management reporting to the CODM is comprised of eight vice presidents (VPs), aligned primarily along the Company’s critical operating functions. All VPs are at the same executive level of the organization (i.e., no “dotted line” reporting among the VPs). The eight VPs are as follows:

Ross Brown	VP — Human Resources
Sam Fuller	VP — Research and Development (Engineering)
Rob Marshall	VP — Worldwide Manufacturing
Robert McAdam	VP — Analog Semiconductor Components (ASC)
Brian McAloon	VP — DSP, Media and Communications Products (DSPS)
Joe McDonough	VP — Finance & Information Systems, Chief Financial Officer
Vincent Roche	VP — Worldwide Sales
Bill Giudice	VP — Micromachined Product (MMPD)
These eight VPs manage substantially all worldwide spending centrally. Highlights of the VP responsibilities are as follows:
•	The VP of Worldwide Manufacturing is responsible for all manufacturing costs, production planning, inventory stocking levels, capital spending and customer service.

•	The VP of Worldwide Sales is responsible for the Company’s relationships with all of our customers and manages these relationships using a direct sales channel, third-party sales representatives and distributors. The Company has one worldwide sales force within which all salespeople sell all products.

Mr. Brian Cascio
February 26, 2007

•	The VP of Research and Development is responsible for our enterprise wide Electronic Design Automation (EDA) tools utilized by the Company’s design centers worldwide. He also manages and reviews the various University Research programs and initiates advanced research programs on behalf of the Company.

•	The VPs of ASC, DSPS and MMPD are responsible for the identification and management of new product development and marketing programs, which are vital to the future success of the Company in the rapidly changing semiconductor industry. As a result, these VP’s have sizable engineering resources for which they are responsible and also have significant marketing resources to address the strategic and tactical needs for their products.

•	The VP of Human Resources is responsible for the Company’s worldwide compensation programs, recruiting, training and development supporting all operating functions.

•	The Finance VP manages the information systems group and five finance centers that administer enterprise wide finance systems serving the transaction processing and financial reporting needs of all operating functions worldwide. The IS group maintains applications and network infrastructure that supports all requirements of operating functions within the Company.
Common Bonus Program
All employees participate in the Company-wide bonus program, which is based on worldwide consolidated performance measures.
Segment Disclosures in Practice
While we understand that segment disclosures by our competitors is not a criteria set forth in FAS 131, our competitors operate in a manner similar to us and have one segment for their semiconductor operations.
•	Texas Instruments, Inc. has one semiconductor segment and other non-semiconductor segments for businesses in which the Company does not operate.

•	The Company considers Maxim Integrated Products, Inc. and Linear Technology Corporation to be its closest peers. Each has only one segment.

•	National Semiconductor Corporation has four segments, however only one is identified as “analog group,” while the other segments are for businesses in which the Company does not operate.
Conclusion
Based on the manner in which the Company is organized and managed as described above, the Company has determined that it does not have any components of its business that meet the operating segment criteria as defined by paragraph 10 of SFAS 131. Accordingly, the Company has disclosed in its Annual Report on Form10-K that the Company has a single operating segment for management purposes, pursuant to SFAS 131.